Exhibit 99.1
Dissolution of a Subsidiary

On January 5, 2022, Shinhan Financial Group (“SFG”) announced that Shinhan Alternative Investment Management Co., Ltd (“Shinhan Alternative AMC) has been dissolved as a result of the merger between Shinhan Asset Management. Co, Ltd (“Shinhan AMC”) and Shinhan Alternative AMC, both of which were wholly-owned subsidiaries of SFG. Following the merger, the surviving entity is Shinhan AMC and the company’s English name will remain unchanged. The date of merger (merger registration date) is January 1, 2022 and the total number of subsidiaries of SFG after the dissolution of Shinhan Alternative AMC is 16.